SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2014

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

Representatives of Fresenius Medical Care AG & Co. KGaA (the “Company”) will host a capital markets day in New York City, USA on, April 3, 2014. The event is aimed to discuss the business and affairs of the Company. Interested investors can follow the live webcast of the conference at the Company’s website www.fmc-ag.com under Investor Relations — Presentations. The Conference materials to be presented will be available after the conference at: http://www.fmc-ag.com/5119.htm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: April 3, 2014

FRESENIUS MEDICAL CARE AG & Co. KGaA,
a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG, its
general partner

By:	/s/ RICE POWELL
	Name:	Rice Powell
	Title:	Chief Executive Officer and
Chairman of the Management Board
of the General Partner

By:	/s/ MICHAEL BROSNAN
	Name:	Michael Brosnan
	Title:	Chief Financial Officer and
Member of the Management Board
of the General Partner